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            U.S. SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549
                          FORM 12b-25
                 Commission File Number 0-15066
                  NOTIFICATION OF LATE FILING

(Check One): [X] Form 10-K and Form 10-KSB     [ ] Form 20-F
             [ ] Form 11-K      [  ] Form 10-Q and Form 10-QSB
             [ ] Form N-SAR
For Period Ended:       Fiscal Year Ended July 31, 1996
[  ] Transition Report on Form 10-K
[  ] Transition Report on Form 10-Q
[  ] Transition Report on Form 20-F
[  ] Transition Report on Form N-SAR
[  ] Transition Report on Form 11-K

For the Transition Period Ended:
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Nothing in this form shall be construed to imply that the
Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                   Not applicable

Part I--Registrant Information

Full name of registrant:   VERTEX INDUSTRIES, INC.
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Former name if applicable      N/A
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Address of principal executive office (Street and number):

                          23 CAROL STREET
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City, State and Zip Code:  CLIFTON, NEW JERSEY   07014
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Part II--Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
(Check box if appropriate.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by
    Rule 12b-25(c) has been attached if applicable.
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Part III--Narrative

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 11-K, 20-F, 10-Q and Form 10-QSB, or N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

        This is first Edgar 10-K that the Registrant is filing and therefore is having system problems in filing the 10-K

Part IV--Other Information

     (1) Name and telephone number of person to contact in regard to this notification

   ROBERT T. MCLAUGHLIN, CHIEF FINANCIAL OFFICER    201/777-3500
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                  (Name)                       Area Code/Telephone

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                           [X] Yes    [  ] No

    (3) Is it anticipated that any significant change in the results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                           [X] Yes    [  ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate cannot be made.

        The Registrant will report net income of $237,748 or $.04 per share on revenues of $3,784,480 for fiscal year ended July 31, 1996 compared to a net loss of $1,219,339 or $(.24) per share on revenues of $3,147,409 for fiscal year ended July 31, 1995.

                    VERTEX INDUSTRIES, INC.
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          (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date OCTOBER 29, 1996       By   s/ ROBERT T. MCLAUGHLIN
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                                  Robert T. McLaughlin,
                             Chief Financial Officer and Treasurer

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                           ATTENTION
     Intentional misstatements or omissions of fact constitute
Federal Criminal Violations (see 18 U.S.C.  1001).